515 East Las Olas Boulevard, Suite 1200 | Fort Lauderdale, FL 33301 | T 954.525.100 | F 954.463.2030

Holland & Knight LLP | www.hklaw.com

Laurie Green

954 468 7808

laurie.green@hklaw.com

May 5, 2016

Via E-mail and EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Tom Kluck

Re:                             Interval Acquisition Corp. (the “Company”)

Registration Statement on Form S-4

Filed April 1, 2016

File No. 333-210533 (the “Registration Statement”)

Dear Mr. Kluck:

On behalf of the Company, we hereby respond to the Staff’s comment letter, dated April 11, 2016.  The Company’s responses to the comments are set forth below.

General

1.                                      We note your disclosure that the debt securities offered and sold pursuant to this prospectus are jointly and severally guaranteed by one or more guarantors. Rule 3-10 of Regulation S-X requires every guarantor of a registered security to file the financial statements required for a registrant unless an exception to the general rule applies. Please provide the condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X or advise.

Response to Comment 1

Pursuant to Rule 3-10(d) of Regulation S-X, the Company has not presented separate financial statements for the subsidiary guarantors due to the presentation of condensed consolidating financial information set forth in Note 20 to the financial statements filed as exhibit 99.1 to the Form 8-K filed with the SEC by the Company’s parent, Interval Leisure Group, on May 5, 2016.

Please direct any questions or comments regarding this letter or the Registration Statement to me at 954-468-7808.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Laurie Green
Laurie Green

cc:                                Via E-mail

Michele Keusch